Law Offices
                  ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
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                          734 15th Street, N.W.
                         Washington, D.C.  20005
                         Telephone (202) 347-0300

                            September 2, 2003

                                VIA EDGAR



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re: First Bell Bancorp, Inc.
        File No. 000-25091
        ------------------

Ladies and Gentlemen:

    Enclosed for filing on behalf of First Bell Bancorp, Inc., a Delaware corporation ("First Bell"), is a Form 15, which is being filed pursuant to the provisions of Regulation S-T. This form is being filed as a result of the acquisition of First Bell by Northwest Bancorp, Inc. pursuant to an agreement and plan of merger between the parties. The merger was consummated as of August 29, 2003.

    Please do not hesitate to contact the undersigned in the event that there are any questions concerning the foregoing.

                                    Sincerely yours,

                                    /s/ Gerard L. Hawkins

                                    Gerard L. Hawkins


                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                         Commission File Number      000-25091
                                                               ----------------

                          First Bell Bancorp, Inc.
______________________________________________________________________________
           (Exact name of registrant as specified in its charter)


        300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801
                         telephone: (302) 427-7883
______________________________________________________________________________
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                   Common Stock, par value $.01 per share
______________________________________________________________________________
         (Title of each class of securities covered by this Form)


                                    N/A
______________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


         Rule 12g-4(a)(1)(i)   [X]         Rule 12h-3(b)(1)(i)   [ ]
         Rule 12g-4(a)(1)(ii)  [ ]         Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(2)(i)   [ ]         Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(ii)  [ ]         Rule 12h-3(b)(2)(ii)  [ ]
                                           Rule 15d-6            [ ]


     Approximate number of holders of record as of the certification or notice
date:   1
     --------

     Pursuant to the requirements of the Securities Exchange Act of 1934, First Bell Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: September 2, 2003      By: /s/ Jeffrey M. Hinds
                                 -------------------------------------------
                                 Jeffrey M. Hinds, Executive Vice
                                 President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.